MOLSON

File No. 82-2954

December 23, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

dlw 1/7

Encl.

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
487	▪ Confirmation of mailing of Report to Shareholders for the Second Quarter	Nov. 28/03	003
	▪ Report to Shareholders for the Second Quarter ended September 30, 2003	Nov. 5/03	004
	▪ Transcript of Investor/Analyst Conference Call of November 5, 2003 Re: Second Quarter Results	Nov. 5/03	023
	▪ Report Form 1 – Change in Outstanding and Reserved Securities filed with the TSX for November 2003	Dec. 11/03	038

CONFIRMATION LETTER

November 28, 2003

TO:
Filing Jurisdiction(s):

X	Nova Scotia Securities Commission	X	Securities Division (NFLD)
X	Canadian Venture Exchange - AB	X	Alberta Securities Division
X	Saskatchewan Securities Commission	X	The Manitoba Securities Division
X	New Brunswick Securities Commission	X	The Toronto Stock Exchange
X	Ontario Securities Commission	X	British Columbia Secs. Commission
X	Nunavut	X	Government of Yukon
X	Prince Edward Island Securities Commission	X	Government of the Northwest Territories

Dear Sir / Madam,

RE: Molson Inc. Interim report for the period ended September 30th, 2003

The following item was sent by prepaid mail on November 26th, 2003 and made available in electronic format on November 28th 2003 (in accordance with National Policy 11-2001) to shareholders of the above-mentioned Company.

____	Proxy form	____	Management Proxy Circular
____	Annual Report	____	MD&A
____	Annual Financial Statement	____	Supplementary Card
____	Notice of Annual Meeting	X	Interim Report for Period Ended September 30, 2003

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document / files are filed with you as Agent for the Company in compliance with the regulations.

Yours very truly
CIBC Mellon Trust Company

(signed) Antonio Iervolino
Associate Manager
Client Relations
Tel: (514) 285-3615

Q2

MOLSON

Continuing to Deliver

Report to Shareholders
For the second quarter ended September 30, 2003

MESSAGE TO SHAREHOLDERS

Molson delivered EBIT growth of 14.6%, slightly ahead of the annualized target of 14.5% for the second quarter of fiscal 2004. Sales and volume growth in Canada and a continued focus on operational savings throughout the organization were the principal contributors to this financial performance. In addition, on September 30, 2003, 18 months after the acquisition of Cervejarias Kaiser and as a result of strong cash flow performances over recent quarters, Molson met the target of returning to the pre-acquisition debt level: long-term debt then stood at $1.03 billion.

Net sales revenue increased 4.4% to $715.6 million in the second quarter compared to $685.6 million for the same period in fiscal 2003. Higher volumes and modestly favourable consumer prices led to a 5.1% increase in Canada; in Brazil, higher consumer prices generated a 2.3% rise in revenues which were offset by lower volumes compared to the same period last year. Beer volume was 1.1% higher in Canada and 8.2% lower in Brazil – though volume decline in Brazil was slower than the approximate 10% to 12% industry volume - which resulted in a total beer volume decline of 2.4% to 5.59 million hectolitres.

Net earnings for the three-month period ended September 30, 2003 increased 17.3% to $96.5 million compared to $82.3 million for the corresponding period last year. Net earnings per share increased 16.9% to $0.76 per share compared to $0.65 per share.

Cash flow from operating activities, excluding funding of rationalization costs, increased by 59.1% to $237.1 million for the three months ended September 30, 2003, compared to $149.0 million for the same period last year, reflecting the higher earnings and significant reduction in working capital in the quarter.

In the second quarter, Molson started to see the benefits of several strategic measures taken in the previous quarter to improve operations execution: in Canada, both overall and core brand market share moved up; in Brazil, volumes started to recover and efforts continued to implement sales teams in key regions; and in the US, volumes grew significantly as Molson recorded its strongest quarterly growth in seven years. The strong operational focus did not deter efforts away from the financial objectives and as a result, the Corporation recorded profit margin gains and strong cash flow generation.

The Board of Directors declared a quarterly dividend of $0.14 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on January 1, 2004 to shareholders of record at the close of business on December 15, 2003.

Eric H. Molson
Chairman of the Board

Daniel J. O'Neill
President and Chief Executive Officer

November 5, 2003

MOLSON INC.

MANAGEMENT'S DISCUSSION & ANALYSIS

The following comments are intended to provide a review and analysis of the Corporation's results of operations and financial position for the three and six months ended September 30, 2003 in comparison with the three and six months ended September 30, 2002, and should be read in conjunction with the consolidated financial statements and accompanying notes. Unless otherwise indicated, all amounts are expressed in Canadian dollars.

Molson Fiscal Year 2004 Second Quarter Highlights

- Consolidated net sales revenue up 4% to $716 million, net sales revenue in Canada up 5%
- Volume in Canada up 1.1%, total volume down 2.4%
- Total market share in Canada up 0.3 share points with core brand share up 1.7 share points
- Net earnings increased 17% from $82.3 million to $96.5 million
- Net earnings per share increased 17% from $0.65 per share to $0.76 per share
- Operating profit (EBIT) up 15% to $165.0 million
- Cash flow from operations before working capital and rationalization costs increased 14% to $129 million

Overview

(Dollars in millions, except per share amounts)	Three months ended September 30 2003	2002 (Restated) [i]	Six months ended September 30 2003	2002 (Restated)[i]
Sales and other revenues [ii]	**$ 969.8**	$ 953.3	**$ 1,866.2**	$ 1,921.8
Brewing excise and sales taxes	**254.2**	267.7	**488.8**	549.4
Net sales revenue	**$ 715.6**	$ 685.6	**$ 1,377.4**	$ 1,372.4
Earnings before interest, income taxes and amortization (EBITDA) and the under-noted [ii]	**$ 182.0**	$ 159.8	**$ 347.2**	$ 307.6
Gain on sale of 20% of operations in Brazil	**–**	–	**–**	(64.2)
Provisions for rationalization	**–**	–	**36.3**	63.5
EBITDA	**182.0**	159.8	**310.9**	308.3
Amortization of capital assets	**17.0**	15.8	**34.0**	34.7
Earnings before interest and income taxes (EBIT)	**165.0**	144.0	**276.9**	273.6
Net interest expense	**22.9**	21.4	**47.7**	45.7
Income tax expense	**46.2**	40.2	**88.6**	52.9
Earnings before minority interest	**95.9**	82.4	**140.6**	175.0
Minority interest	**0.6**	(0.1)	**10.6**	8.0
Net earnings	**$ 96.5**	$ 82.3	**$ 151.2**	$ 183.0
Basic net earnings per share	**$ 0.76**	$ 0.65	**$ 1.19**	$ 1.44
Diluted net earnings per share	**$ 0.75**	$ 0.64	**$ 1.17**	$ 1.41
Cash provided from operations before working capital and rationalization costs	**$ 128.5**	$ 113.0	**$ 198.8**	$ 196.9
Dividends per share	**$ 0.14**	$ 0.10	**$ 0.28**	$ 0.20
Weighted average outstanding shares *(millions)*				
Basic	**127.1**	127.1	**127.0**	127.3
Diluted	**129.2**	129.4	**129.1**	129.7

(i) Restated by $1.8 million for the six-month period and $1.0 million for the three-month period ended September 30, 2002, reflecting the previously disclosed stock option expense.

(ii) Results for the three and six months ended September 30, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

For the second quarter ended September 30, 2003, net sales revenue increased 4.4% to $715.6 million compared to $685.6 million for the same period last year. The increase was primarily due to a 5.1% increase in Canada due to higher volumes and modestly favourable consumer prices. Brazil revenues also increased by 2.3% (and 8.8% in local currency) due mainly to higher selling prices offset by lower volumes compared to the same period last year. Volumes were 1.1% higher in Canada and 2.4% lower overall at 5.59 million hectolitres due to the decrease in volumes in Brazil.

Net earnings for the three months ended September 30, 2003 increased 17.3% to $96.5 million compared to $82.3 million for the same period last year. Net earnings per share for the three months ended September 30, 2003 increased 16.9% to $0.76 per share compared to $0.65 per share for the same period last year.

Comparable net earnings for the six-month period, excluding the charge for rationalization costs in both periods and the gain on sale of $64.2 million in the prior year, were $181.1 million or a 18.9% increase from $152.3 million for the same period last year. Comparable net earnings per share increased 19.2% to $1.43 per share compared to $1.20 per share last year.

Net earnings for the six months ended September 30, 2003 were $151.2 million compared to $183.0 million for the six months ended September 30, 2002. The current year's earnings include a charge for the previously announced plant closure in Brazil in the amount of $43.3 million (R$92.2 million). In addition, the Corporation completed the sale, in the first quarter, of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 million has been recorded on the provision for rationalization line in the statement of earnings, which is consistent with the treatment of the original Barrie plant closure provision. The prior year's earnings included a gain of $64.2 million on the sale of 20% of Molson's operations in Brazil and a pre-tax charge for the previously announced plant closures and other costs relating to Bavaria in Brazil in the amount of $63.5 million.

As previously announced and as disclosed in the first quarter of fiscal 2004, the Corporation is now expensing the cost of stock options effective April 1, 2003 with a restatement of the prior year's results. The impact in the six-month period ended September 30, 2003 is $2.8 million. The previously disclosed impact of $1.8 million for the six-month period ended September 30, 2002 has been restated in the prior year figures.

The table below shows Molson's comparable net earnings [(i), (ii)] and earnings per share for the six months ended September 30, 2003 and 2002.

(Dollars in millions, except per share information)	Net earnings for the six months ended September 30 **2003**	Net earnings for the six months ended September 30 2002 (Restated)	Net earnings per share for the six months ended September 30 **2003**	Net earnings per share for the six months ended September 30 2002 (Restated)
Net earnings	**$ 151.2**	$ 183.0	**$ 1.19**	$ 1.44
After-tax adjustments to arrive at comparable net earnings:				
Gain on sale of 20% of operations in Brazil	**–**	(64.2)	**–**	(0.50)
Provisions for rationalization	**38.5**	41.9	**0.31**	0.33
Minority interest impact on Brazil rationalization provision	**(8.6)**	(8.4)	**(0.07)**	(0.07)
Comparable net earnings	**$ 181.1**	$ 152.3	**$ 1.43**	$ 1.20

(i) Comparable net earnings exclude the after-tax fiscal 2004 rationalization provision of $43.3 million relating to a plant closure in Brazil and an after-tax gain on sale of a property in Canada of $4.8 million and in fiscal 2003, the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the after-tax rationalization provision of $41.9 million relating primarily to Brazil plant closures and the minority interest thereon.

(ii) Comparable net earnings is not a recognized measure under Canadian generally accepted accounting principles ("GAAP"). However, in addition to net earnings, comparable net earnings is a useful supplemental measure as it provides investors with a measure of the Corporation's earnings excluding the impact of non-recurring and unusual items. Comparable net earnings excludes the impact of items such as gains and losses on sales of businesses and rationalization provisions, which are not considered by management to be indicative of sustainable earnings. Investors are cautioned, however, that comparable net earnings should not be construed as an alternative to net earnings determined in accordance with GAAP to be used as an indicator of the Corporation's performance. Also, the Corporation's method of calculating comparable net earnings may not be comparable to measures used by others.

The increased comparable net earnings also reflects lower costs per hectolitre in Canada in the six months ended September 30, 2003 with savings in manufacturing, procurement and overheads. The savings include approximately $10.9 million due to lower EVA® bonus accruals when compared with last year, an element of which relates to timing only. The fiscal 2003 EVA® bonus accrual was actualized in the fourth quarter of last year resulting in a favourable adjustment to earnings in that period.

Net interest expense for the quarter was $22.9 million which was $1.5 million higher than the prior year reflecting higher net debt and interest bearing liabilities in Brazil offset in part by an overall decrease in average net debt and related interest expense in Canada. For the six months, interest expense was $47.7 million or $2.0 million higher than the same period last year. In the second quarter of fiscal 2004, interest expense of $22.9 million was $1.9 million lower than the first quarter reflecting primarily lower debt levels in Canada.

The effective tax rate for the three months ended September 30, 2003 was 32.5% compared to 32.8% last year. The effective tax rate for the six months ended September 30, 2003 on comparable net earnings was 32.5%. There was no tax recovery recorded on the fiscal 2004 first quarter provision for the plant closure in Brazil since the Corporation has significant tax losses available for carry forward as well as tax deductible goodwill in Brazil, both of which are not tax effected. Any benefit from utilization of these losses on the plant closure or the tax losses will be recorded in the accounts when realized. The effective tax rate on comparable net earnings for the six months ended September 30, 2002 was 32.8% which excludes the tax recovery relating to the fiscal 2003 provision for rationalization.

Cash flow from operations before changes in working capital and rationalization costs increased by 13.6% to $128.5 million for the three months ended September 30, 2003, compared to $113.0 million for the same period last year reflecting the higher earnings in the quarter.

Cash provided from working capital in the current quarter of $108.6 relates primarily to lower accounts receivables in Canada following the strong June sales. As a result, the Corporation's debt to capital ratio improved to 47% at September 30, 2003 compared to 57% as at September 30, 2002 reflecting the overall repayment of long term debt over the period. With the net reduction of long term debt of $170.6 million to $1,034.2 million in the quarter, the Corporation's long-term debt is at the same level as at December 31, 2001, prior to the Kaiser acquisition.

Review of Operations

Molson's business operations consist of the ownership of 100% of Molson Canada; 80% of Cervejarias Kaiser Brazil, S.A. ("Kaiser"); 49.9% of Coors Canada (results proportionately consolidated) and a 50.1% interest in Molson USA, which markets and distributes the Molson brands in the United States (results also proportionately consolidated).

Sales Revenue and Operating Profit

In the second quarter of fiscal 2004, net sales revenue increased by 4.4% to $715.6 million reflecting higher revenues in Canada due mainly to increased volumes and modestly favourable consumer prices as well as increased net sales revenue in Brazil due to higher selling prices despite lower volumes. In addition, the impact of declining foreign exchange rates (Brazilian real and the US dollar) relative to the Canadian dollar had a negative impact on the consolidated net sales revenue figure when measured in Canadian dollars.

The following table details certain financial information by business unit:

(Dollars in millions)	Sales and Other Revenues				Net Sales Revenue			
	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Canada	**768.8**	752.4	**1,495.7**	1,470.2	**599.5**	570.6	**1,161.9**	1,117.5
Brazil (i)	**179.7**	178.3	**327.2**	404.2	**98.2**	96.0	**179.0**	215.0
United States	**21.3**	22.6	**43.3**	47.4	**17.9**	19.0	**36.5**	39.9
Consolidated	**969.8**	953.3	**1,866.2**	1,921.8	**715.6**	685.6	**1,377.4**	1,372.4

(Dollars in millions)	EBITDA				EBIT			
	Three months ended September 30		Six months ended September 30		Three months ended September 30		Six months ended September 30	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Canada (ii)	**173.1**	153.5	**336.8**	289.5	**161.1**	142.0	**313.1**	265.1
Brazil (i)	**10.1**	8.2	**12.1**	20.6	**5.1**	3.9	**1.9**	10.3
United States	**(1.2)**	(1.9)	**(1.7)**	(2.5)	**(1.2)**	(1.9)	**(1.8)**	(2.5)
Totals before non-recurring items	**182.0**	159.8	**347.2**	307.6	**165.0**	144.0	**313.2**	272.9
Gain on sale of 20% of operations in Brazil	–	–	–	64.2	–	–	–	64.2
Provisions for rationalization	–	–	**(36.3)**	(63.5)	–	–	**(36.3)**	(63.5)
Consolidated	**182.0**	159.8	**310.9**	308.3	**165.0**	144.0	**276.9**	273.6

(i) Results for the three and six months ended September 30, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

(ii) Restated by $1.8 million for the six-month period and $1.0 million for the three-month period ended September 30, 2002, reflecting the previously disclosed stock option expense.

Industry Volume and Molson Market Share

The following table sets out industry volume and Molson volume in Canada, Molson volume shipped to the United States as well as Molson's volume in Brazil during the three and six months ended September 30, 2003 and 2002.

	Three months ended September 30		Six months ended September 30	
Volume *(Hectolitres in millions)*	**2003 Estimated**	2002 Actual	**2003 Estimated**	2002 Actual
Industry volume in Canada (i)	**6.15**	6.12	**12.05**	11.78
Molson (Canada)	**2.76**	2.73	**5.35**	5.26
Molson production for shipment to the United States	**0.47**	0.43	**1.00**	0.97
Brazil	**2.36**	2.57	**4.41**	5.36
Total Molson volume	**5.59**	5.73	**10.76**	11.59

(i) Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

Total estimated industry sales volume in Canada increased 0.5% to 6.15 million hectolitres during the three months ended September 30, 2003, compared to fiscal 2003. Molson's volume in Canada increased 1.1% to 2.76 million hectolitres during the same period reflecting strong volume gains in the Quebec/Atlantic region.

For the six months ended September 30, 2003, total estimated industry sales volume in Canada increased 2.2% to 12.05 million hectolitres, compared to fiscal 2003. Molson's volume in

Canada increased 1.7% to 5.35 million hectolitres during the same period. Molson's production for sale in the United States included primarily Molson brands, which were favourable in the quarter, and the Foster's brand. Volume in Brazil was negatively impacted in the quarter due to an overall softening of industry volume.

Canada

For the three months ended September 30, 2003, net sales revenue increased by 5.1% to $599.5 million in the quarter reflecting overall volume gains as well as increased selling prices when compared to the same period last year. Operating profit increased 13.5% to $161.1 million for the quarter ended September 30, 2003, reflecting the combined impact of selling price increases and the benefits from previously announced cost reduction initiatives.

For the six months ended September 30, 2003, net sales revenue increased by 4.0% to $1,161.9 million reflecting higher volumes, increased consumer prices and favourable mix when compared to last year. Comparable operating profit increased 18.1% to $313.1 million reflecting lower costs per hectolitre due primarily to significant cost savings and efficiencies in distribution, overheads, procurement, marketing and sales.

Market Share (%)

	Three months ended September 30		Six months ended September 30	
	2003 Estimated	2002 Actual	**2003 Estimated**	2002 Actual
Including sales of imports:				
Canada	**44.9**	44.6	**44.4**	44.7
Quebec/Atlantic	**45.1**	42.9	**44.0**	42.6
Ontario/West	**44.8**	45.6	**44.7**	45.8

Sources: Brewers Associations of Canada, provincial liquor authorities and industry distribution companies.

Molson's average estimated market share for all beer sold in Canada during the three months ended September 30, 2003 increased 0.3 share points to 44.9% from 44.6% compared to the same period last year. Core brands continue to perform well with an increase of 1.7 share points on a national basis during the three-month period ended September 30, 2003 and with a six-month increase of 1.2 share points. This strong performance includes the successful launch of A Marca Bavaria across Canada as well as Export Light in Quebec. Based on shipments, Ex Light remains the number two light beer in Quebec, second only to Coors Light. In the Ontario/West region where A Marca Bavaria was launched in mid-March, it became the fourth-largest packaged import beer and gives Molson the top four ranked super premium import beers in that region – Corona, MGD Clear, Heineken and A Marca Bavaria. Molson's overall estimated market share for the six-month period declined 0.3 share points to 44.4%.

The Quebec/Atlantic region's market share showed strong growth of 2.2 share points overall and a core brand share increase of 2.6 share points in the three-month period and a 2.2 share point gain for the six months ended September 30, 2003. These share gains reflect strong trade programs as well as opportunities created by a labour disruption of a competitor.

The Ontario/West region's market share declined from 45.6% to 44.8%, however core brand market share increased by 1.2 share points during the three months ended September 30, 2003 and was 0.6 share points higher for the six-month period. The overall market share decline reflects strong competitor discount pricing activity, primarily in Alberta. In addition, Molson Canadian remains below the prior year's level, but showed improvement versus the first quarter decline of fiscal 2004.

Brazil

On March 18, 2002, Molson acquired 100% of the outstanding shares of Kaiser, whose assets included the Kaiser brands and eight brewing facilities in Brazil. In a separate transaction that closed on April 17, 2002, Molson sold 20% of its Brazilian operations to Heineken N.V. for proceeds of $333.9 million. This resulted in a gain of $64.2 million which was recorded in the three-month period ended June 30, 2002. The Corporation received unconditional approval for both transactions from the Brazilian competition authorities during fiscal 2003.

The following table summarizes the operating results of Molson's Brazilian business in Brazilian reais and the equivalent Canadian dollar amounts, excluding rationalization provisions and the gain on sale:

	Three months ended September 30				Six months ended September 30			
(Currency in millions)	**BRL**		**CAD**		**BRL**		**CAD**	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Sales and other revenues	**382.0**	357.2	**179.7**	178.3	**696.7**	717.2	**327.2**	404.2
Net sales revenue	**208.8**	192.0	**98.2**	96.0	**381.3**	382.0	**179.0**	215.0
EBITDA [(i)]	**21.8**	17.9	**10.1**	8.2	**26.0**	38.6	**12.1**	20.6
EBIT [(i)]	**11.1**	9.5	**5.1**	3.9	**4.2**	20.6	**1.9**	10.3

(i) Results for the six-month period ended September 30, 2003 exclude the rationalization provision of $43.3 million. Results for the six-month period ended September 30, 2002 exclude the gain on sale of 20% of Molson's operations in Brazil of $64.2 million and the rationalization provision of $63.5 million.

(ii) Results for the three and six-month periods ended September 30, 2002 include 100% of the results of the Corporation's Brazilian operations and the minority interest account reflects 20% of the net earnings of the Brazilian operations from April 18, 2002 thereafter.

In the first quarter of fiscal 2004, Kaiser was impacted by the Corporation's aggressive actions to improve the overall distribution and selling capabilities of the organization. These activities included the following:

- elimination of trans-shipping;
- elimination of a large sub-distributor;
- implementation of new technology.

Kaiser experienced further disruption of distribution in the first quarter resulting from the change in ownership of Panamco in Sao Paulo, the most important region for Kaiser. As a result, total sales volume in the first quarter was 2.05 million hectolitres compared to 2.80 million hectolitres last year representing a decline of 26.8%. In the second quarter, overall industry volume declined. As a result, Kaiser's second quarter volume declined 8.2% from 2.57 million hectolitres to 2.36 million hectolitres. Year-to-date volume was 4.41 million hectolitres compared to 5.36 million hectolitres for the same period last year.

The new sales force is currently operating in only one region to date with additional regions coming on stream over the next few months. These initiatives should improve future volume prospects. However, as a result of the softening of the industry and the absence of the sub-distributor in Sao Paulo, year-over-year volume growth may be difficult to achieve in the third quarter. Total estimated Molson market share in Brazil was 12.8% for the six-month period ended September 30, 2003 compared to 15.0% for the same period last year, according to ACNielsen data. The second quarter market share of 12.9% was 0.2 share points above the first quarter market share of 12.7%.

For the three months ended September 30, 2003, net sales revenue increased 8.8% from R$192.0 million to R$208.8 million despite the 8.2% volume decline in the quarter, due to significantly higher selling prices in the current period. Net sales revenue, as measured in Canadian dollars, increased 2.3% reflecting the variance in the Brazilian real exchange rate in addition to the above-noted factors.

In the first quarter of fiscal 2004, Molson also announced certain initiatives to achieve its cost reduction targets in Brazil. These initiatives included the closure of the Ribeirão Preto plant as part of the capacity optimization strategy and, as a result, Molson recorded a rationalization provision relating to the closure costs and other reorganization activities of $43.3 million (R$92.2 million) which included primarily fixed asset write-downs and employee severance costs.

On June 20, 2002, Molson announced certain initiatives to achieve its commitment to deliver synergies and cost reductions over the next three years in Brazil. These initiatives included the closure of two Bavaria plants and one Kaiser plant due to strategic geographic considerations. As a result, Molson recorded a rationalization provision in the first quarter of fiscal 2003 relating to the Bavaria costs of $63.5 million which included primarily fixed asset write-downs, employee severance costs and an accrual for the termination of the distribution arrangement with Companhia de Bebidas das Américas-AmBev.

Molson continues to implement initiatives to offset the recent currency fluctuation in Brazil including selling price increases, accelerated operating cost reductions and tight capital expenditure controls as well as efforts to realign product mix to optimize profitability under existing currency conditions. The average exchange rate of the US dollar in the six-month period, including the impact of the Corporation's hedging transactions, was R$3.28 compared to R$2.56 for the same period last year.

United States

Molson USA, which is owned 50.1% by Molson and 49.9% by the Coors Brewing Company ("Coors"), is a dedicated business unit in the United States focused on clear operating objectives and a well-defined brand portfolio – Molson Canadian, Molson Canadian Light, Molson Golden and Molson Ice. Molson USA is responsible for the marketing and selling of these brands with Coors providing the sales, distribution and administrative support.

Molson USA achieved its strongest quarterly growth in over seven years with total Molson USA volume 8.6% higher than the same period last year, including a 47.5% volume increase in the Molson Canadian brand. For the six months ended September 30, 2003, Molson USA's total volume was 4.2% higher than the same period last year with the Molson Canadian brand growing 44.7%.

According to Nielsen Grocery Channel reporting, import volume grew by 5.2% in the three months ended September 30, 2003. For this same period, Molson USA's volume grew by 5.3%. Over the coming quarters, continued focus will be on growing the Molson Canadian brand, while slowing the decline of the Ice and Golden brands.

The following table summarizes the operating results of Molson's business in the United States in US dollars and the equivalent Canadian dollar amounts:

Three months ended September 30						
					Molson 50.1% Share	
(Dollars in millions)	USD		CAD		CAD	
	2003	2002	**2003**	2002	**2003**	2002
Sales and other revenues	**30.8**	28.9	**42.5**	45.0	**21.3**	22.6
Net sales revenue	**25.9**	24.3	**35.7**	37.9	**17.9**	19.0
EBITDA	**(1.7)**	(2.3)	**(2.3)**	(3.8)	**(1.2)**	(1.9)
EBIT	**(1.7)**	(2.4)	**(2.4)**	(3.9)	**(1.2)**	(1.9)

Six months ended September 30						
					Molson 50.1% Share	
(Dollars in millions)	USD		CAD		CAD	
	2003	2002	**2003**	2002	**2003**	2002
Sales and other revenues	**62.3**	60.8	**86.5**	94.5	**43.3**	47.4
Net sales revenue	**52.5**	51.2	**72.8**	79.7	**36.5**	39.9
EBITDA	**(2.5)**	(3.1)	**(3.5)**	(5.0)	**(1.7)**	(2.5)
EBIT	**(2.6)**	(3.2)	**(3.7)**	(5.1)	**(1.8)**	(2.5)

Financial Condition and Liquidity

The Corporation's 18-month bridge facility of $300 million expired on September 17, 2003 and was partially refinanced with $200 million of floating rate medium-term notes maturing September 16, 2005, issued on September 16, 2003 out of a total program of $500 million. The Corporation's $625 million revolving facility that expires on March 17, 2005 was used to refinance the remaining $100 million balance of the bridge facility. Subsequent to September 30, 2003, the Corporation completed a second issuance of $50 million of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are direct unsecured obligations of Molson and were offered by way of a private placement in Canada.

The Molson Canada $100 million credit facility expired on August 31, 2003 and was repaid from operations and using the Corporation's $625 million credit facility. As at September 30, 2003, $90 million was drawn on the $625 million facility.

Dominion Bond Rating Service reaffirmed the credit rating for Molson Inc. and Molson Canada at A (low) and A respectively, both with a stable trend during the quarter.

Standard and Poor's also reaffirmed the credit rating for both Molson Inc. and Molson Canada's long-term debt at BBB+ with a negative outlook during the quarter.

On September 30, 2003, the Corporation entered into an interest rate swap for $100 million which converted the Corporation's floating rate note due September 16, 2005 to a fixed rate. This swap is cancellable on a quarterly basis at the option of a third party. The corporation also has an interest rate swap for $100 million which converts the Molson Canada debenture due June 2, 2008, with a fixed rate of 6.0% to a variable rate. The swap expires on June 2, 2008.

Impact of New Accounting Pronouncements

Effective with the fiscal year commencing on April 1, 2002, Molson adopted the new accounting pronouncements of the CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments" and Accounting Guideline 14 "Disclosure of Guarantees". Further details are provided in notes 1 and 2 to the consolidated financial statements.

As previously announced, the Corporation revised its accounting policy, effective April 1, 2003, to begin expensing the cost of stock option grants in its accounts. As a result, the Corporation has recorded $1.4 million related to stock option expense in the current quarter and has also restated the prior fiscal quarter by $1.0 million to record the previously disclosed stock option expense. For the six months ended September 30, 2003, the impact of stock option expense was $2.8 million and $1.8 million for the same period last year. Opening retained earnings was restated by $3.7 million reflecting the full year effect of stock option expense on the fiscal 2003 results.

Other

As part of the Corporation's previously announced normal course issuer bid, Molson repurchased 751,000 Class "A" shares in the six-month period ended September 30, 2003, at prices ranging between $32.15 and $34.99 per share. The total number of Class "A" and Class "B" shares outstanding at September 30, 2003 were 127,110,143 (127,085,803 at September 30, 2002). The share buy-back is consistent with the Corporation's objective to offset the dilutive impact from the granting of stock options.

The Board of Directors declared a quarterly dividend of $0.14 per share on the Class "A" non-voting shares and the Class "B" common shares. This dividend is payable on January 1, 2004 to shareholders of record at the close of business on December 15, 2003.

Comparative Figures

Certain comparative figures have been restated to conform to the current year's basis of presentation. See "Impact of New Accounting Pronouncements" for details on the change in accounting policy.

This Management's Discussion and Analysis contains forward-looking statements reflecting management's current expectations regarding future operating results, economic performance, financial condition and achievements of the Corporation. Forward-looking statements are subject to certain risks and uncertainties and actual results may differ materially. These risks and uncertainties are detailed in Molson filings with the appropriate securities commissions and include risks related to foreign exchange, commodity prices, tax matters, foreign investment and operations as well as contingent liabilities. The Corporation undertakes no obligation to update or revise any forward-looking statements publicly.

MOLSON INC.

CONSOLIDATED STATEMENTS OF EARNINGS – UNAUDITED

(Dollars in millions, except share and per share amounts)	Three months ended September 30 **2003**	Three months ended September 30 2002 (Restated)	Six months ended September 30 **2003**	Six months ended September 30 2002 (Restated)
Sales and other revenues	**$ 969.8**	$ 953.3	**$ 1,866.2**	$ 1,921.8
Brewing excise and sales taxes	**254.2**	267.7	**488.8**	549.4
Net sales revenue	**715.6**	685.6	**1,377.4**	1,372.4
Costs and expenses				
Cost of sales, selling and administrative costs	**533.6**	525.8	**1,030.2**	1,064.8
Gain on sale of 20% of operations in Brazil	**–**	–	**–**	(64.2)
Provisions for rationalization (note 3)	**–**	–	**36.3**	63.5
	533.6	525.8	**1,066.5**	1,064.1
Earnings before interest, income taxes and amortization	**182.0**	159.8	**310.9**	308.3
Amortization of capital assets	**17.0**	15.8	**34.0**	34.7
Earnings before interest and income taxes	**165.0**	144.0	**276.9**	273.6
Net interest expense	**22.9**	21.4	**47.7**	45.7
Earnings before income taxes	**142.1**	122.6	**229.2**	227.9
Income tax expense	**46.2**	40.2	**88.6**	52.9
Earnings before minority interest	**95.9**	82.4	**140.6**	175.0
Minority interest	**0.6**	(0.1)	**10.6**	8.0
Net earnings	**$ 96.5**	$ 82.3	**$ 151.2**	$ 183.0
Net earnings per share				
Basic	**$ 0.76**	$ 0.65	**$ 1.19**	$ 1.44
Diluted	**$ 0.75**	$ 0.64	**$ 1.17**	$ 1.41

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS – UNAUDITED

Six months ended September 30, 2003 and 2002 *(Dollars in millions)*	**2003**	2002
Retained earnings - beginning of year	**$ 676.8**	$ 460.3
Change in accounting policy (note 2)	**(3.7)**	–
Retained earnings - beginning of year, as restated	**673.1**	460.3
Net earnings	**151.2**	183.0
Cash dividends declared	**(33.7)**	(24.6)
Stock dividends declared	**(1.8)**	(0.9)
Excess of share repurchase price over weighted-average stated capital (note 7)	**(20.4)**	(37.7)
Retained earnings - end of period	**$ 768.4**	$ 580.1

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED BALANCE SHEETS - UNAUDITED

(Dollars in millions)	**September 30 2003**	September 30 2002	March 31 2003
Assets		(Restated)	(Restated)
Current Assets			
Cash	**$ 50.6**	$ 3.6	$ 12.2
Accounts receivable	**163.6**	175.0	197.3
Inventories	**177.5**	157.5	162.3
Prepaid expenses	**43.2**	33.8	65.4
	434.9	369.9	437.2
Investments and other assets	**130.3**	126.2	127.6
Property, plant and equipment	**990.3**	988.3	1,026.9
Intangible assets, excluding goodwill	**1,566.7**	1,550.7	1,552.5
Goodwill	**808.6**	689.8	770.4
	$ 3,930.8	$ 3,724.9	$ 3,914.6
Liabilities			
Current liabilities			
Accounts payable and accruals	**$ 494.3**	$ 545.1	$ 540.4
Provision for rationalization costs (note 3)	**14.4**	21.0	14.6
Income taxes payable	**41.3**	75.1	77.8
Dividends payable	**17.8**	12.7	14.0
Future income taxes	**150.5**	121.0	126.6
Current portion of long-term debt (note 5)	**65.4**	41.5	40.6
	783.7	816.4	814.0
Long-term debt (note 5)	**1,034.2**	1,202.9	1,180.0
Deferred liabilities	**398.7**	310.1	380.5
Future income taxes	**382.1**	323.2	355.0
Minority interest	**151.6**	146.7	152.1
	2,750.3	2,799.3	2,881.6
Shareholders' equity			
Capital stock (note 7)	**725.4**	715.2	719.4
Contributed surplus	**6.5**	1.8	3.7
Retained earnings	**768.4**	580.1	673.1
Unrealized translation adjustments	**(319.8)**	(371.5)	(363.2)
	1,180.5	925.6	1,033.0
	$ 3,930.8	$ 3,724.9	$ 3,914.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

MOLSON INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(Dollars in millions)	Three months ended September 30 2003	Three months ended September 30 2002 (Restated)	Six months ended September 30 2003	Six months ended September 30 2002 (Restated)
Operating activities				
Net earnings	**$ 96.5**	$ 82.3	**$ 151.2**	$ 183.0
Gain on sale of 20% of operations in Brazil	**–**	–	**–**	(64.2)
Provisions for rationalization (note 3)	**–**	–	**36.3**	63.5
Amortization of capital assets	**17.0**	15.8	**34.0**	34.7
Future income taxes	**15.0**	14.9	**31.0**	15.6
Minority interest	**(0.6)**	0.1	**(10.6)**	(8.0)
Funding of deferred liabilities less than (in excess of) expense	**2.5**	6.5	**(38.9)**	(20.7)
Other	**(1.9)**	(6.6)	**(4.2)**	(7.0)
Cash provided from operations before working capital and rationalization costs	**128.5**	113.0	**198.8**	196.9
Provided from (used for) working capital	**108.6**	36.0	**(52.7)**	(51.9)
Rationalization costs	**(2.4)**	(19.7)	**(6.8)**	(29.4)
Cash provided from operating activities	**234.7**	129.3	**139.3**	115.6
Investing activities				
Proceeds from sale of 20% of operations in Brazil	**–**	–	**–**	333.9
Additions to property, plant and equipment	**(16.1)**	(20.3)	**(21.5)**	(29.1)
Additions to investments and other assets	**(2.2)**	(3.5)	**(3.7)**	(4.1)
Proceeds from disposal of property, plant and equipment	**1.0**	0.1	**15.4**	0.3
Proceeds from disposal of investments and other assets	**2.3**	–	**3.3**	9.8
Cash provided from (used for) investing activities	**(15.0)**	(23.7)	**(6.5)**	310.8
Financing activities				
Increase in long-term debt	**264.0**	40.4	**345.3**	224.2
Reduction in long-term debt	**(434.6)**	(179.5)	**(469.4)**	(690.5)
Securitization of accounts receivable	**10.0**	17.0	**75.0**	45.0
Shares repurchased (note 7)	**(2.1)**	–	**(24.6)**	(44.5)
Cash dividends paid	**(17.1)**	(11.9)	**(31.1)**	(23.9)
Other	**2.2**	1.7	**9.5**	1.7
Cash used for financing activities	**(177.6)**	(132.3)	**(95.3)**	(488.0)
Increase (decrease) in cash from continuing operations	**42.1**	(26.7)	**37.5**	(61.6)
Increase (decrease) in net cash from discontinued operations (note 9)	**5.5**	(2.6)	**0.8**	3.9
Increase (decrease) in cash	**47.6**	(29.3)	**38.3**	(57.7)
Effect of exchange rate changes on cash	**(0.8)**	(2.4)	**0.1**	(9.7)
Cash, beginning of period	**3.8**	35.3	**12.2**	71.0
Cash, end of period	**$ 50.6**	$ 3.6	**$ 50.6**	$ 3.6

The accompanying notes to the consolidated financial statements are an integral part of these statements.

(Dollars in millions, except share and per share amounts)

Note 1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as outlined in note 1 of the consolidated financial statements for the year ended March 31, 2003, except as noted below. They do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2003 of Molson Inc.'s 2003 Annual Report.

Note 2. Change in Accounting Policies

Effective April 1, 2002, the Corporation adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Effective April 1, 2003, the Corporation began to expense the cost of stock option grants, with a restatement of the prior period. The Corporation determines the cost of all stock options granted since April 1, 2003 using a fair value method. This method of accounting uses an option pricing model to determine the fair value of stock options granted and the amount is amortized over the period in which the related employee services are rendered. Further details are contained in note 6.

The effect of the Corporation's decision to begin expensing the cost of stock option grants, with a restatement of the prior period, was to reduce net earnings for the six-month periods ended September 30 by $2.8 in fiscal 2004 and by $1.8 in fiscal 2003. Opening retained earnings for fiscal 2004 was reduced by $3.7 reflecting the full year effect of fiscal 2003 stock option expense.

Note 3. Provisions for Rationalization

During the first quarter of fiscal 2004, the Corporation recorded a charge of $43.3 relating to the closure of the Ribeirão Preto plant in Brazil represented by fixed asset write-downs of $37.5 and employee severance and other closure costs of $5.8. The remaining accrual at September 30, 2003 is $1.2.

Also in the first quarter of fiscal 2004, the Corporation completed a sale of a residual property adjacent to the Barrie brewery. A pre-tax gain of $7.0 was recorded in the provision for rationalization line in the statement of earnings which is consistent with the original Barrie plant closure provision. The remaining accrual at September 30, 2003 is $13.2 and relates to previous plant closures in Canada.

During the first quarter of fiscal 2003, the Corporation recorded a pre-tax charge of $63.5 relating to two plant closures of the Bavaria business as well as the termination costs relating to the former Bavaria distribution network. The charge represents primarily the write-down of fixed assets and employee severance costs as well as the distribution termination costs. The balance of the provision is nil and all closure activities and costs have been completed and paid.

(Dollars in millions, except share and per share amounts)

Note 4. Earnings per Share

The following is a reconciliation of the basic and diluted earnings per share computations for net earnings:

	2003	2002 (Restated)
Net earnings	**$ 151.2**	$ 183.0
Weighted average number of shares outstanding - (millions)		
Weighted average number of shares outstanding - basic	**127.0**	127.3
Effect of dilutive securities	**2.1**	2.4
Weighted average number of shares outstanding - diluted	**129.1**	129.7

The dilutive effect of outstanding stock options on earnings per share is based on the application of the treasury stock method. Under this method, the proceeds from the potential exercise of such stock options are assumed to be used to purchase Class "A" non-voting shares ("common shares"). During the first six months of fiscal 2004, options to purchase 647,450 (fiscal 2003 – 740,700) common shares were not included in the calculation of diluted earnings per share as the exercise price exceeded the average market price of the shares in the six-month period.

Note 5. Long-Term Debt

The Corporation's 18-month bridge facility of $300 expired on September 17, 2003 and was repaid with new medium-term notes and drawings on the Corporation's $625 revolving facility. On September 16, 2003, the Corporation issued $200 in two-year floating rate notes as part of a $500 medium-term note program. Subsequent to September 30, 2003, the Corporation completed a second issuance of $50 of floating rate medium-term notes maturing October 19, 2004 to repay a portion of indebtedness under the existing credit facility. The floating rate notes are unsecured obligations of Molson and were offered by way of a private placement in Canada.

The Molson Canada $100 credit facility expired on August 31, 2003 and was repaid from operations and using the Corporation's $625 credit facility. As at September 30, 2003, $90 was drawn on the $625 facility.

On September 30, 2003, the Corporation entered into an interest rate swap for $100 which converted the Corporation's floating rate note due September 16, 2005 to a fixed rate. This swap is cancellable on a quarterly basis at the option of a third party.

Note 6: Stock-Based Compensation

The Corporation has a stock option plan for eligible employees and non-employee directors of the Corporation, under which Class "A" non-voting shares of the Corporation may be purchased at a price equal to the market price of the common shares at the date of granting of the option. Effective June 30, 2002, the plan was amended to terminate the stock appreciation rights associated with the plan so that each outstanding award consists solely of an employee stock option. The options vest over a period of two, three, four or five years and are exercisable for a period not to exceed ten years from the date of the grant. At September 30, 2003, there were 5,390,800 (2002 – 5,643,634) stock options outstanding and 1,863,813 (2002 – 2,516,320) stock options available for future grants. During the first six months of fiscal 2004, the Corporation granted 922,800 (2002 – 865,700) stock options at exercise prices ranging between $32.31 and $34.46 (2002 – ranging between $29.43 and $36.79).

(Dollars in millions, except share and per share amounts)

Note 6: Stock-Based Compensation (cont'd)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants during the six-month period: dividend yield of 1.6 percent (2002 – 2.0 percent); expected volatility of 25.5 percent (2002 – 24.1 percent), risk-free interest rate of 4.4 percent (2002 – 5.0 percent); and an expected life of 6.0 years (2002 – 6.0 years). The weighted average fair value of options granted in the six-month period is $9.28 (2002 – $9.58) per share.

Additional information on the Corporation's stock option plan is included in note 17 of the Corporation's 2003 Annual Report.

The Corporation's contributions to the employee share ownership plan ("MESOP") of $0.9 (2002 – $0.7) were charged to earnings during the six-month period.

As at September 30, 2003, 159,675 (2002 – 139,847) Deferred Share Units ("DSU's") are outstanding. For the six-month period ended September 30, 2003, $0.3 (2002 – $0.3) was charged to earnings representing the accrual for services provided in the period which were paid with the issuance of DSU's.

Note 7. Capital Stock

During the six month period ended September 30, 2003, the Corporation repurchased 751,000 (2002 – 1,100,000) Class "A" shares and nil (2002 – 100,000) Class "B" shares at prices ranging between $32.15 and $34.99 (2002 – ranging between $34.55 and $38.16) per share as part of its previously announced normal course issuer bid. The total number of Class "A" and Class "B" shares outstanding at September 30, 2003, were 127,110,143 (2002 – 127,085,803). Of the total amount of $24.6 (2002 – $44.5) repurchased, $4.2 (2002 – $6.8) was charged to capital stock based on the weighted-average stated capital with the excess of $20.4 (2002 – $37.7) being charged to retained earnings.

Note 8. Segment Disclosures

The Corporation's business is producing and marketing beer and other malt-based beverages. Its business units are located in three main geographic regions: Canada, Brazil and the United States.

The Corporation's operations in Canada experience seasonal fluctuations in revenues with the first and second quarters being higher and the fourth quarter generally being the lowest. Revenues from the Brazilian operations are also seasonal, which could partially offset the pattern in Canada.

These segments are managed separately since they all require specific market strategies. The Corporation assesses the performance of each segment based on operating income or EBIT.

Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Management of interest expense and income tax expense are centralized and, consequently, these expenses are not allocated among operating groups. Inter-segment revenues reflect transactions made on an arms-length basis.

Segment Disclosures (cont'd)

	Canada		Brazil		United States		Consolidated	
Six months ended September 30 (dollars in millions)	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Revenues from external customers	**1,495.7**	1,470.2	**327.2**	404.2	**43.3**	47.4	**1,866.2**	1,921.8
Inter-segment revenues	**21.8**	22.5	**5.4**	–	**–**	–	**27.2**	22.5
EBIT	**320.1** (i)	265.1 (ii)	**(41.4)** (iii)	11.0 (iv)	**(1.8)**	(2.5)	**276.9**	273.6
Assets	**2,530.3**	2,458.9	**1,239.6**	1,104.1	**160.9**	161.9	**3,930.8**	3,724.9
Goodwill	**198.0**	198.0	**610.6**	491.8	**–**	–	**808.6**	689.8
Amortization of capital assets	**23.7**	24.4	**10.2**	10.3	**0.1**	–	**34.0**	34.7
Additions to capital assets	**14.5**	14.9	**7.0**	14.1	**–**	0.1	**21.5**	29.1

(i) Includes the $7.0 gain on sale of a property in Canada.
(ii) Restated by $1.8 to reflect the previously disclosed stock option expense.
(iii) Includes a provision for rationalization of $43.3.
(iv) Includes the gain on sale of 20% of Molson's Brazilian operations of $64.2 and a provision for rationalization of $63.5.

Note 9. Discontinued Operations

Cash provided from discontinued operations of $0.8 ($3.9 source of cash in fiscal 2003) was from operating activities.

Note 10. Comparative Figures

Certain comparative figures have been restated to conform to the current period's basis of presentation.

www.molson.com

MOLSON

Molson Inc.
1555 Notre-Dame Street East
Montréal, Québec, Canada H2L 2R5
Telephone: (514) 521-1786
Facsimile : (514) 598-6866

MOLSON INC

Moderator: Danielle Dagenais

November 5, 2003

1:00 p.m. CT

Operator: Good day everyone and welcome to today's Molson conference call. As a reminder, today's conference is being recorded.

At this time, I would like to turn the conference over to the Vice President of Investor Relations, Danielle Dagenais. Please go ahead ma'am.

Danielle Dagenais: Thank you, operator. And welcome everyone to Molson's fiscal 2004 second quarter conference call. If you've not received the earnings release including the quarter's financial statements and accompanying supplemental, you will find it posted to the Molson corporate Web site at www.molson.com.

Let me introduce the executives online today. We have Daniel O'Neill, the President and CEO of Molson, and Brian Burden, the Executive Vice President and CFO.

A question and answer session for analysts and investors will follow formal remarks. Media participants are invited to contact Sylvia Morin after the call if they have questions. And now, I will turn the meeting over to Dan.

Daniel O'Neill: Good afternoon everyone. As you've read I'm sure in the press release, Molson once again had a very, very strong quarter with overall most measures, if not all measures, improving. The 14.6 percent EBIT growth marks the 18th consecutive quarter of delivering on the EBIT targets. And overall, all basic companies are in very good shape or are moving in the correct direction.

In Canada, net sales were up 5.1 percent. Volume was up 1.1 percent. And market share was up 0.3 share points which is probably one of the best increases since I've been here actually. The share increase can be attributed to improvements in Quebec, eastern Canada in general, and an improvement in the previous share trends in Ontario.

In fact in Ontario/West, it's the third consecutive quarter of share improvements although Alberta remains a very tough market for us given the very low price alternatives. But, we're doing a ton of work in Alberta with a special sales force and a special task force going on to improve that over the next few quarters.

Interestingly enough, our core brands – as you would expect – continue to grow up 1.7 share points. But interestingly, both our owned and our partner brands are improving. Bavaria remains strong with a quarterly share of 0.4 despite our reductions in media weights due to seasonality. We softened in September and October. Bavaria will enter the market with a 12-pack this month as well as a special gift pack for Christmas. I think it's interesting for everyone to note that Bavaria has achieved its success to date with only one (SKU). And if you compare that to most of our competitors in the specialty market, the number of (SKUs) is quite dramatically different.

The Canadian profit remains very, very strong and a major driver. It was driven by performance on elements. As I mentioned, top line volume is up. The price is up. There are share gains and there's a huge and a very concerted effort and a continuous focus on costs. Project 125 is right on schedule. And a point that we brought up to the board this morning is that our EBITDA to our net sales for the quarter reached 28.9 percent in Canada, up 10 points – more than 10 points – from when we set the target four and a half years ago when it was at 18.3. So that's a pretty – I

personally felt pretty satisfied when we talk about – we set that target five years ago. And we've just now beaten by about 0.5, 0.6 share points.

In the U.S., the performance is unbelievably satisfying. It's been a hard road. It may have taken longer than originally planned to get the business turned around in the correct direction but it appears that the brand has taken hold with a very strong position in the marketplace. And it has carved out a niche for itself. It had the strongest quarterly volume in seven years at plus 8.6 percent.

The Molson Canadian brand in the quarter versus the previous year grew 47.5 percent. According to, our year to date import segment – the year to date import segment was up 3.4. Total beer – and this is Nielsen so you've got to – there's a difference in our volumes and Nielsen but total beer was -0.2 in the quarter. And Molson, despite the movement in the total beer and the import Molson's brand according to Nielsen was up nine percent.

More importantly, Molson Canadian now represents 47.4 percent of our total Molson U.S.A. portfolio in the last quarter. It reached –it's up to 45.5 percent year to date versus only 32 percent last year. So, we're finally seeing a swing where Molson Canadian is the lead product in that portfolio. Our year to date growth on a calendar basis is plus four which is more in line with how they measure in the U.S.

The Coors relationship remains very, very strong. And together, we're examining additional ways to more aggressively grow the Molson U.S.A. Company and to improve the overall profit profile going forward and to accelerate the current profit plans that we have to improve those going forward.

Our on-premise distribution in the United States has gained 15 percent. And it's reflecting the incredible work being done by our dedicated sales force in the U.S. and they're starting to understand the business and starting to make big in-roads. So therefore, the outlook in the U.S. is very, very positive.

In Brazil, the net sales revenue increased 2.3 percent versus a year ago despite a volume decline in the quarter of 8.2 percent which is a – the revenue reflects the aggressive year on year price increases we've been taking. The volume decline is a big improvement versus the previous quarter as you remember. It is better than the industry as a whole and is better than the decline of our market leader indicating that we did see positive share movement quarter on quarter.

It's important to note that these results do not reflect the impact of the new selling units. And I think that's a surprise to most people because what happened was – and I'll talk about this in a second – but our selling units were not in place, our new selling teams or selling groups, sales forces by distributor, were not in place to really impact this. There was one in place but very much at the end of the quarter. This is totally due to the training program which we spoke about of the 1,500 people that we talked about we were training.

Now just to step back for a second, over the last two years the beer performance by individual bottler has deteriorated with only two bottlers growing. At the end of quarter one of this fiscal, all 18 bottlers' beer sales were below a year ago. In quarter two reflecting the training, five were above. And as we move into September, 10 of 18 had surpassed year ago levels; therefore, still all the training that was conducted in the first quarter is clearly taking hold.

Now the specialized sales teams that we talked about and the need to bring in our own sales force have been approved in five bottlers. However, the one – one region was actually able to impact September sales at the end. Three other regions – three of the five have been activated since mid-October. So, those sales organizations with their palm pilots and their laptops and organized selling are now in place representing a direct selling team of approximately 500 individuals.

What's critical for our future success are the following regions or bottlers: Sao Paolo, as you know is a big part. I'll talk about it and the Femsa relationship in Sao Paolo. In Rio with Andina as we

talked about before. These two bottlers represent 36 percent of our total sales volume. Andina has agreed to a direct sales team. And about two weeks ago - all the steps have been in place. And the selling team in Rio of about 100 people starts working on Monday. Talks with Femsa are proceeding quite rapidly and that's all I'm going to say about the talks with Femsa because we're in negotiations right now.

The volume outlook as we go forward is very, very positive. However, and I think it's important is likely success in the U.S. The growth quarter on quarter may be delayed by two months or a quarter but all signs indicate there's success. OK? So, as we enter into the third quarter - we had a huge third quarter last year of over four million hectoliters. And I can't sit here and say to anyone that the growth will be there in quarter three. I would like to see an improvement in the decline rate. If you look at quarter one, we were down about 26. In quarter two, we were down eight. And I would love to see us get in around that same level because the quarter was so huge but we can talk about that later.

So overall, Kaiser is delivering solutions to the price gap. The price - the cost base - excuse me - has been significantly reduced. And we've reduced our monthly break even volume by over 20 percent in the last four or five months. The cost savings project is ahead of plan. (Beer relevance) has been established and now being measured in the Coca Cola system as seen by the training programs and the improvement by bottler each month. And the new direct selling organizations are taking hold with one important one we still want to do and find a solution to and that is in with Sao Paulo and Femsa.

Overall in conclusion, the challenges facing the company - share trends in Alberta which are being addressed and the speed of recovery in Brazil due to the time required to implement the selling - the direct sales forces.

In summary, Molson has delivered across the board in Q2. Canada had its best market share performance in many years. Total share, core brand share, core owned share, and core partner share - so all those elements are moving positively. Brazil has produced sequential improvements in share and mix and shown a profit increase relative to a year ago. The U.S. recorded incredibly strong volume, the best in eight years. And Molson has returned to pre-Kaiser debt levels as we committed to and Brian will talk to you about that.

The second half, as I did in my quote, will require without question just the continued focus that we usually give. And we'll - - and our commitment to delivery is very strong. So overall, it's a pretty positive outlook going forward. Brian?

Brian Burden: Thanks Dan. Good afternoon everyone. As Dan has mentioned, Molson had a strong performance in the quarter achieving our financial targets both from an EBIT and from a cash flow perspective. Below the EBIT line, net interest expense in the quarter at $22.9 million was higher than last year though lower than the previous two quarters. And this is due to still higher net debt and interest bearing liabilities in Brazil offset by lower expense in Canada but it is moving downward.

Income tax expense of $46.2 million again reflects an effective tax rate of 32.5 percent on comparable net earnings before tax. And as you're aware, the equivalent tax rate for the three months ending 30 September was 32.8 percent. So net earnings in the quarter, $96.5 million, were 17.3 percent higher than at the same period last year with earnings per share growth of 16.9 percent to 76 cents per share.

For the six month period, comparable net earnings were up to under $91.1 million, an 18.9 increase on the same period last year and comparable net earnings per share increased 19.2 percent to $1.43. As Dan has mentioned, margins are continuing to improve. And in the quarter overall, EBITDA to net sales was up 2.1 percent to 25.4. And Dan also mentioned that in Canada we reached 28.9 percent also two percentage points higher than last year, and I think you'll find it the third quarter in a row where we've been in and around the 29 percent.

The cost performance in Canada remains strong with expenditures flat per hectoliter in the quarter and two percent below last year for the first half. And so, the first half has shown good progress. Continued progress on P125 was a key impact. And about $19 million has been saved in the six months to date, so $9 million in the quarter. And we have lower EVA accruals in the first six months.

In Brazil, despite lower volumes and adverse exchange we reported higher profits in the second quarter at $5.1 million versus $3.9 million in the previous years. Our net sales in local currency were up 8.8 percent. Dan mentioned they were up 2.3 percent in Canadian but in local currency they were up 8.8 percent in the quarter up to $208.8 million from 192 and this was due to higher selling prices which more than offset the reduction in volume.

Cost increased by 8.3 percent in the quarter with cost reductions from Projeto Duzentos of $14 million - $48 million year to date which were offset by adverse exchange and inflation. And in quarter two, the hedging rate was $3.11 to the U.S. dollar. And the hedging program continues with Brazil largely hedged at $3.10 for quarter three and partially hedged in quarter four at $3.09.

Cash flow was particularly strong in the quarter with cash provided from operating activities excluding the funding of rationalization costs at $237.1 million, 59 percent above last year. And this was due to growth – improved net earnings growth, up 17.3 percent and a significant reduction of $108.6 million in working capital. The working capital reduction was driven mainly by lower accounts receivable but also generally by a greater focus on cash flow drivers and targets.

We're finding we are starting to get traction in those areas as we focus on the different drivers. So, the cash flow performance enabled Molson to reduce its long term debt by $173 million in the quarter to reach the forecasted target of the $1.03 billion which we've talked about for a number of quarters in line with our pre-Kaiser acquisition levels – Kaiser, no change in the brand name.

The net debt to capital ratio improved to 47 percent at the end of September 2003 compared to 57 percent of September 2002 and 54 percent at the start of this fiscal. This ratio is now at its lowest levels since December 2001.

So at this time, I'll pass you back to Danielle before we proceed with questions.

Danielle Dagenais: In trying to keep this conference call close to one hour and to give many people a chance to join in the Q&A, I would ask that participants limit themselves to one or two questions. And of course, they're welcome to re-enter the queue to ask another. Operator, please go ahead with the Q&A.

Operator: Thank you very much, Ms. Dagenais. The question and answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you're using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We'll proceed in the order that you signal us and we'll take as many questions as time permits. Once again, please press star one on your touch-tone phone to ask a question. Also if you find your question has already been answered, you may remove yourself by pressing the pound key. And we'll pause for just a moment to give everyone an opportunity to signal for questions.

Our first question today will come from Michael Van Aelst with CIBC World Market.

Michael Van Aelst: Hi guys.

Male: Hi Michael.

Michael Van Aelst: With respect to Brazil, can you talk about the one – the sub-distributor that you did eliminate? And can you talk – explain in some detail the progress that's been made since eliminating them and where you are versus – in terms of volumes in that region versus a year ago?

Daniel O'Neill: Sorry. I didn't hear the first part of your question Michael.

Michael Van Aelst: Can you just talk about where – I guess the progress you've made with that one – in that one region in Sao Paulo where you did eliminate the sub-distributor, how much you've been able to (claw) back and basically where you are in terms of percentage of volumes versus a year ago.

Daniel O'Neill: OK. In that one – I'm going to have to ask you for clarification. I apologize. I didn't know if you were talking about the distributor – the sub-distributor that we eliminated in Sao Paulo or where we put in the sales force in a region of Sao Paulo?

Michael Van Aelst: That region where you eliminated the Sao Paulo distributor.

Daniel O'Neill: OK. The situation where we eliminated the distributor – the sub-distributor – Pangaia is the name if that's the one you're referencing to. That is causing our major problem and that's why I'm a bit hesitant when I talk about quarter four because last year – and these are approximate numbers. But, they're probably within two percent. OK?

Last year in quarter three, we sold about 4.1 million hectoliters of beer in Brazil. In that quarter, the sub-distributor that you're referencing sold about 330,000 of that. Femsa has – the new bottler in Brazil has not been able to really pick up that lost – excuse me – volume at this point in time. And that's why we're in discussions about how to resolve that.

And we're far along in the discussions. So it's not a matter of not having started. So that's the challenge and that's probably the only change in my viewpoint about Brazil since the last six months. It's the ability to address that performance; although, if you look at it from a price point of view we've been able to take the net sales number up and the revenue increase which shows the impact of that individual – or that company.

So that's probably the only outstanding concern I have in Brazil right now is that particular – and it's a great question because therein lies the challenge. How do we fix that and how do we fix it quick? when – in the previous quarter – it's taken us a little longer to negotiate with the bottlers because if you would've asked me at the last conference call when we would've had this put to bed I would've thought we would've had it earlier.

So that's the only one that's outstanding and the one that's big. And that puts the question mark on the growth for Q3. We'll have it completed and everything. It's just the – do we get it completed in the short-term, the next week, or does it take longer than that? And that's the big question.

Michael Van Aelst: Do you have – do you have a sales force already operating in that ...

Daniel O'Neill: No, you have to have the contracts signed and agreed with the individual bottlers. The test region that we started in Sao Paulo, we carved out of part of the city, or the region, or the state. That's about double in the first four months of that test market. So that volume – for example, with all these things in the last quarter that you've seen the decreases, major decreases, that particular one in the last two months started off doubling.

It's up over 25 percent with the category down as much as it is and our competitor down and ourselves down. So it's real positive. And we needed some of those test results to move forward and we're getting them and they're very positive. So, it's in action as we speak – in negotiations as we speak.

Operator: Thank you. Our next question will come from David Hartley with First Associates.

David Hartley: Hi good morning – good afternoon everyone. I just wanted to know first of all if you can quantify the impact, the positive impact, of the Labatt strike in Quebec, what it did for your volumes, your earnings.

Daniel O'Neill: Really hard to quantify for two reasons. One, we were showing growth prior to the strike and saw some positive momentum prior to the strike. Two, we had two new products put into the marketplace, Ex Light – which has been quite successful and Bavaria very obviously. So we

saw those enter into the situation which was great. And then, what you also see – so it's difficult to quantify. And you really – you'd only be guessing. OK?

Because, Ray Doin, in charge of the Quebec region constantly tells me "Well yes but here's where I was before so on my reviews you can't just say it's only that." And I agree with that. So, it's tough. From a financial point of view, it's really hard because I'll tell you what the situation is. On the strike – remember this. The strike was on the Island of Montreal.

So without product being sold on the island while without Labatt branded products – so anything that's theirs – Stella and those things were still sold but – and they had big inventories too going in. Remember that. And then, off the island a lot of the money that normally is spent to support businesses on the island was spent off the island. So we had to pony up in other areas that became much more aggressive from the spend point of view off the island. So it's a real hard one to give you a number for. I apologize. I'm trying to get that number myself. And we can't really put a finger on it.

David Hartley: OK. Fine. In terms of price increases in Brazil, can you tell me when you took price increases in the quarter and when your competitor took price increases in the quarter?

Daniel O'Neill: Do you know ...

Brian Burden: ... no I don't. Just one second.

Daniel O'Neill: ... We took them in – we (don't) have the exact numbers. We took them in July and August ...

David Hartley: OK.

Daniel O'Neill: ... implemented over two periods. And they were about between eight to 10 percent depending on the product size, cans, bottles, returnables.

Brian Burden: 10 percent on bottles. Dan is right. And 11 to 13 percent on cans. So, cans went up in July and bottles went up in August.

David Hartley: OK. And what about your competitor?

Daniel O'Neill: The competitor took a similar price in the month of June.

Male: ... range.

Daniel O'Neill: You see and that's been – we've been trying to get the price gap ...

David Hartley: Yes.

Daniel O'Neill: ... closed as a target. The first time we take it, they take one or they precede us and we're following. So we – despite the significant price we've taken in the last year, 23, 25 percent range, we haven't caught them. OK? The gap's the same.

David Hartley: OK.

Daniel O'Neill: And in some period – in some areas the gap's widened which is quite surprising. So there's still room there.

David Hartley: OK. So, if I recall correctly I believe you said in July that your volumes were up 11 percent in Brazil. Could you quantify how much of that is due to maybe raising your prices, having a delayed price increase relative to Ambev?

Daniel O'Neill: I keep – hate telling you no. The reason I'm telling you no on this one is because a year ago in August we had a – there was a big impact in the marketplace where two big people didn't buy and that was a positive in there. But let us – I'll ask Danielle to get back to you afterwards. Robert is actually in the building. And he would have that number. So we can probably get back – it would be an estimate but we can get back to you. OK?

David Hartley: At some point in the call later on could you give us comparable EBITDA figures for Q3 and Q4?

Daniel O'Neill: Comparable (EBITs).

Brian Burden: For Q3?

Daniel O'Neill: What do you mean Q3 and Q4?

David Hartley: From last year that is.

Brian Burden: Yes, I'm sure – I'm sure we can. We'll get – we'll send them to you.

David Hartley: That's great. Thank you.

Operator: Thank you. Our next question will come from Karim Salamatian with BMO Nesbitt Burns.

Karim Salamatian: Thank you. Good afternoon everybody.

Daniel O'Neill: Hi Karim.

Karim Salamatian: A couple questions. First, Dan what's really going on with consumption in Brazil? Are the total market volume declines that we're seeing – is that an adequate measure of what the consumer is doing? Or, it seems to me that in the quarter there were a lot of things going on with price by you guys and Ambev that would distort shipments. So, what's the consumer doing down there?

Daniel O'Neill: I honestly believe that – excuse me – the overall consumer's disposable income has decreased by about 20 percent. And that I think is consistent with what you see in the marketplace. And couple that with the price increases that we're taking and our competitor's taking and Schincariol is taking we see an overall softening in the market.

I think the hypothesis is that as we enter into the summer months – because remember, you're taking – you're taking these increases in the winter. So I believe –I don't know what the competition is saying but I would assume it's similar – that we'll see a pick up as we enter into the summer and you're willing to offset a little bit of volume in the – in the winter months so that you have prices established and consistency and plans in place to drive a very strong summer period.

Like here though Karim, you're also seeing lower spending levels and lower advertising numbers just like you'd see here in the winter time. OK? So it's spending. It's the price increase. It's the – it's the economy in total. And hopefully as the summer comes we'll see it bounce.

Karim Salamatian: So, consumption down 10, 12 percent is drastically different from plus three to four percent. Are you adjusting your expectations? Because yes I agree with you that in the summer months we'll probably make up some of that but can we make up all of it and get back to three to four percent?

Daniel O'Neill: Yes, our – you mean from a category point of view?

Karim Salamatian: Yes.

Daniel O'Neill: Or from a Molson point of view?

Karim Salamatian: Category.

Daniel O'Neill: I think more importantly for us, to be quite honest, is the Molson's – Molson's point of view. We as a – if volume declines we – in the category and if it declined for a year, we feel quite that – well comfortable – there's enough opportunity for us to grow from a distribution point of view and to grow share. And we've defined it now on almost a block by block basis or bar by bar basis that we still have room to improve, obviously.

Quarter four last year was pretty weak as was quarter one. And the quarter three numbers are hard. So we – relative to last year. So I think when we come out of quarter three we'll see where –

I would've loved to have all our sales force and firing on all eight cylinders as we went into quarter three and we're not. And it's a tough quarter.

So after that I think we'll be in good shape. Not because the comparables are easier but we'll have the whole selling organization in place that we want to focus on. There'll be further opportunities to expand in things. But we have – we've agreed that after the quarter – after this – after we do the Femsa one in the Sao Paulo region we're just going to focus and make sure we do that really well.

And with 35, 32 percent of our volumes sitting in Sao Paulo and Rio de Janeiro we've got to address those two regions. We left them to last because they were tough to convince because they're big apples. But so I think what will the category do at the end of the year? Unbelievably difficult to forecast. And Brazil like most things, I'm not so concerned about the category. I'm concerned about how we do. And we have huge amounts of opportunity to grow and that's why we're willing to do this whole selling organization. OK?

Operator: And we'll take our next question from Irene Nattel with RBC Capital Market.

Irene Nattel: Thanks and good afternoon. Just staying with Brazil, I guess I'm a little perplexed because given how important Q3 is I would've thought that it would've been in everybody's best interest to get things moving along as quickly as possible so that everyone could enjoy the benefits of Q3 volume. Could you just talk us through, if you can Dan, what the stumbling blocks have been?

Daniel O'Neill: The answer to your question is yes – to your first part of your question. It is – would be in everyone's – well it would be in our best interest. But you've got to remember the bottlers are giving up something that they have. And the stumbling blocks are to say "we're giving you the – we're giving you the selling function and yes we're doing your backroom stuff and we're doing your shipments but we're giving up something that's critically important to us."

And the stumbling blocks have been from a – from all the bottlers is "Gees, do we really want to give that up? And we can improve and just give us some time and look where we've had the training. It's improved." Our situation in Sao Paulo was a little bit different in that you have a company that just acquires a business from (Panamco), number one.

Number two, they're a very, very successful company whether it be in Mexico or in Argentina where they – they took a couple years to turnaround the Argentine business. So you see that and you say – when you're talking to them and they say "Hey we'll fix your business. Just we just need some more time." Our situation is "yes but it'll take you a long time. You've got to do the (Coke) business and all the number of (100-some) you actually use there and you've got to do some repairs and you've just bought it. We would like to do this in parallel."

It kind of reminded me a little bit of when our brand was in the Miller portfolio. It never got any prioritization. And admittedly Femsa has other fish to fry in Sao Paulo than ours. So we just had to have some discussions. You've got to remember. It's new ownership. They're there. They're trying to learn the business. They're trying to understand. We started a test market and they agreed to the test market. They've been phenomenal by the way.

They haven't been dragging their feet in any way, shape or form. So we did the test market. And they say, "Well let the test market run for a long time." We say "no we're losing too much volume here. We want to take over" which we're in the process of negotiating. And we're a long way down the road.

Operator: We'll hear next from ...

Daniel O'Neill: ... It's in our best interest for sure. But there's a trade off there of power, responsibility, profit pool, all that stuff that makes it difficult. Because if you're not doing the selling function you're certainly not going to pay them the same amount of money for doing what they're

doing. So it's a trade off of economics. Even though the total pool of economics goes up, the split of economics is different. OK?

Operator: Thank you sir. We'll take our next question from Patricia Baker with Merrill Lynch.

Patricia Baker: Good afternoon. I'll move away from Brazil Dan and talk about Canada for a second.

Daniel O'Neill: All right.

Patricia Baker: You mentioned – you mentioned that the ...

Daniel O'Neill: Patricia it's 95 percent of our profit ...

Patricia Baker: That's why I'm – one of the reasons I'm asking.

Daniel O'Neill: Thank you very much.

Patricia Baker: You mentioned that Alberta remains tough for you and you also suggested that you're doing a lot of work there and you expect that in a couple of quarters we should see an improvement. Will we start to see an improvement in '04 in Alberta that will – would be enough of an improvement to move the needle further on aggregate market share?

Daniel O'Neill: Let me say, I don't think I said two quarters because ...

Patricia Baker: You said few – a few. I'm trying to get you to quantify that.

Daniel O'Neill: Yes. What happened was last June we moved out a new sales manager out there from Ontario. We moved in – a couple months before that we moved in some people below that level. We've had – (Les Hine) has gone out and done one whole work session with the group as we go into the strategic planning process. I'm going out there October 22nd or something in that timeframe where they're going to present to me the plans to go forward and the investment required.

And there's also – originally one belief was that our failure there was because of an inability to respond to the low price brands but there are some premium brands growing and a little more discovery identified that. So we think we know what the problem is. We've hired a couple of other people with expertise to help solve that. I'm sitting here trying to think: will we see an impact – we're seeing some – I mean the declines have gotten smaller in the last six to three months or four months.

I don't know if I can commit to what's going to happen now because I won't feel comfortable answering that until I see the meeting on October 22nd.

Patricia Baker: I hope it's November – because if it's October you're ...

Daniel O'Neill: Sorry. I've got everybody looking at me going "November." I say what the heck are they talking about November. Yes, sorry.

Patricia Baker: OK. So there's still a bit of uncertainty. OK.

Daniel O'Neill: There's a bit of uncertainty but I think the – yes, OK. Leave it at that. There's a bit of uncertainty.

Patricia Baker: All right. Thanks.

Operator: And then, we'll move to a question from Murray Gainer with Scotia Capital.

Murray Gainer: Thanks. I'd like to go back to Brazil actually. Would you mind just talking a little bit about what is just going on in the Brazil market generally? Like what I'm speaking of is what do you believe Schincariol's experience to be in terms of volume subsequent to the reintroduction of their brand at higher price points? Just as a corollary, has Ambev made or do you expect them to

make any response in terms of pricing or distribution to the number of people that you've hired from them?

Daniel O'Neill: The Schincariol question in terms of their performance – their performance was quite strong in the first two months – in the first couple of months. But their spending is humungous. I mean it's an unbelievable amount of reais that they've put forth to support their brand. Can they maintain that for a length of time? I'm not sure. So I think that's a question mark.

Murray Gainer: OK. But bluntly put then, your gains in share haven't necessarily come out of theirs or been that easy?

Daniel O'Neill: Actually not. See I would've thought strategically it's unbelievably difficult to change your brand from a very low price point and move it to a high – a medium to high price point and expect to be able to grow your share as quickly as they did. But I have never seen anyone spend that much money in my lifetime anywhere in any market.

Murray Gainer: OK.

Daniel O'Neill: So is that sustainable? I don't know. Have they got trial? Yes. Has it been good? I think it's been pretty positive. So our share didn't come out of there, no. On the reaction of Ambev ...

Murray Gainer: Yes.

Daniel O'Neill: I can't speculate on that. And I think that's up to them.

Murray Gainer: OK. But have you seen for example any increased level of let's say aggression with respect to on-premise sales or pricing on on-premise sales or reluctance to increase price on their part of anything of that sort?

Daniel O'Neill: No greater than any other time.

Murray Gainer: OK. Thank you.

Daniel O'Neill: Thank you.

Operator: Next, we'll hear from National Bank Financial's Jim Durran.

Jim Durran: Afternoon. Just a couple questions on Brazil, what was the cost savings number in Brazil in the quarter?

Brian Burden: It was $14 million in the quarter, $48 million year to date on the projecto duzentos.

Jim Durran: And on EVA, the accrual adjustment – it was $5 million in the previous quarter.

Brian Burden: And it was $6 million in this quarter.

Jim Durran: And yes back to Brazil one more time. I'm just – I want to make sure I've got a good handle on this because I'm sensing that I may have misunderstood what has been achieved already with Femsa. Was the bottom line that Femsa and yourselves agreed that the direct sales – the direct sales group that was previously in place wasn't doing a good job so you got rid of them and then Femsa didn't manage to develop a plan that picked up the slack quick enough and so now you're trying to ...

Daniel O'Neill: No, you misunderstood. But I'm not going to talk too much about Femsa only because the current situation or status of our discussions. But what is going on is that the Sao Paulo marketplace for us continued to decline despite everyone's best efforts. And Femsa has paid a lot more attention to our brands than did Panamco. And we set up a test market to see the value of us managing that selling organization or having our own selling organization in place – there's a long list of variables that you could come out with in the solution. It's just not one or other. There's several alternative ways of doing this.

And of the five or six companies we're already doing this with they're all different. So it's a matter of what the partner feels comfortable with. So we put in a test market. And that test market is very, very successful. OK? And our year to date sales in Sao Paulo are weak. So we're in discussions to try to take action and hopefully that action will be in the very short term.

Jim Durran: OK, great. I'll pass it on to somebody else.

Daniel O'Neill: All right.

Operator: And we'll hear from Raymond Lai with Raymond James.

Raymond Lai: Good afternoon.

Female: Hi Raymond.

Daniel O'Neill: Hello.

Raymond Lai: Good afternoon.

Daniel O'Neill: Hi. How are you?

Raymond Lai: Just a quick question. Could you quantify what the pricing mix and volume impact in Canada what it was during the quarter?

Brian Burden: Yes, basically the net sales revenue was up four percent. Basically three percent of that – was up sorry five percent in the quarter, four percent at the half year. 5.1 as my boss corrects me – 5.1. And the actual price was around about three percent. It was around about one percent from mix and obviously one percent from the higher volumes.

Raymond Lai: Great. Just looking at Ontario/West – total share was down but core share was up. I know to some degree you're letting some of the non-core brands slide by pulling marketing dollars away from them because they're less profitable. I mean when it comes down to it the decline in total share is not – shouldn't be unsurprising but to what degree has that decline started to accelerate and destabilize?

Daniel O'Neill: Well, I think the important – the important thing I've been saying all along here is that the Quebec market represents an area that took the strategy of core brand, partner brand and moving share of sales into the – away from our non-core brand into core. They probably started 18 months before the rest of the group. And a huge achievement this time is total owned Molson product in Quebec is up – I think the number is 0.33 or 0.3. OK?

So that's the first time we've ever seen the total pie, OK, grow which is a pretty positive note when you say "hey the bleeding may have stopped and we may have repositioned the brands in the correct manner so the total portfolio can grow." But that's the first quarter. Some of that may be a reflection of the strike but we have to get into that number. Because it's a real positive if – and shows us what to do on certain brands and how to – because that's where we did a lot of the transition – if you go back to two and a half years ago when I was speaking about this, we talked about transitioning users from an old brand that was declining into a new brand.

Well they've done a lot of that work through category management. And we just got some of these numbers in that last few days. And that one is a real positive. So that could be very positive going forward.

Raymond Lai: OK. In Ontario West, you obviously made a lot of changes. Can you – was there any I guess severance or expense issues being run through the income and can you give us highlights as to any other changes that were made since then?

Brian Burden: The effects on the EBITDA was minimal. So it was only small. There were a lot of people who'd actually left already. So we're – we're changing people around. So it had minimum impact on EBITDA.

Raymond Lai: OK.

Daniel O'Neill: And Raymond what was your – the second part of your question?

Raymond Lei: Were there – can you highlight any other operational or strategic changes resulting from the restructuring of the Ontario West group?

Daniel O'Neill: You know, I don't think there have been any strategic changes at this point in time to my knowledge. I mean we've had some greater focus on Molson Canadian. We put a great – a new group of people in there and much more – I like the way the organization is set a little differently. I see that as being a big plus. Our specialty group is now comprised of several people and they have experience in specialty super premiums. So we've got that focused under one group. And that's starting to gel.

The structure that we put together on trade marketing, I'm real comfortable with that coming together and linking the marketing and sales function. We hired someone over the last three months to head that group up who brings a lot of experience in the trade marketing function. And I think it'll bring better direction and clarity to that group and the role as we enter into the strategic planning process.

So we keep tweaking and moving the organization to make sure we feel – and adequate going forward. And I think Les has done great job so far in making decisions and delineating responsibilities.

Raymond Lai: Great, thank you.

Daniel O'Neill: Thank you.

Operator: We'll take our next question from James Black with T.D. Newcrest.

James Black: Hi. I just had two questions – one on Canada and one on Brazil. First on Canada, Coors had disclosed that their volume in Canada was up in high single digits in the quarter. I was wondering if you could just talk a little bit about that impact on your volumes, how much of your volume increase was driven by Coors Light.

And secondly just on Brazil, Brian you talked about interest expense being up. When I look at your income statement, your minority interest is an add back indicating that you had a loss in Brazil in the quarter and you had EBITDA of 5 million Canadian. Am I reading that correctly to say that you would've had interest expense in Brazil in the quarter of about eight or $9 million Canadian dollars? If perhaps my mechanics are wrong if you could just direct me through that.

Brian Burden: You're directionally correct on that.

James Black: OK.

Daniel O'Neill: Just on your first question, one thing to note on the – we're just checking the actual percent of the total. But one thing when you look at the Coors numbers, they – the beauty is from the Coors total growth portfolio – when you look at Quebec, they had not really been a force in Quebec. It had never – light beer was really not pushed. There was no real sales support structure in place. There was not really strong advertising. And two years ago, it was felt that at that point in time light beer – we did a lot of testing because (I found it quite difficult in light) – light beer would sell everywhere in Canada except Quebec.

Identified there were some opportunities – so really, it was somewhat virgin territory with respect to marketing support for Coors. So when you look at the Coors growth, a lot of that is coming out of the fact that you're seeing in growing in Quebec. And with our own selling force now in line in the (Atlantic) provinces you're seeing it grow there as well. But principally, the growth is – the largest part of the growth is coming from Quebec.

But as you go across you see lower rates of growth pretty much across the country. I'm not sure if Ontario grew in this quarter or not. But I'd have to look it up. And the percentage of the total growth – these guys have been trying to calculate it. I don't know if they have the numbers here in front of them.

Brian Burden: It's about 14 percent ...

Daniel O'Neill: I beg your pardon?

Brian Burden: 14 percent.

Daniel O'Neill: 14 percent of the total growth – our growth came out of Coors? That was the question.

Brian Burden: Sorry. No. That was 14 percent versus year on year.

Daniel O'Neill: OK. I don't know if they have – can you call back and ask this specific question ...

James Black: Sure. No problem.

Daniel O'Neill: Thank you very much.

James Black: Thank you.

Daniel O'Neill: Remember the volume of the category grew as well. So when you're growing as part of the category and you're growing share it's not just the Coors. I mean export was up, Bavaria is new, (Ex Light) is up. So there's a lot of variables in there that are growing.

Operator: Thank you. We'll hear from Timothy Ramsey with Bear Stearns.

Timothy Ramsey: Yes, good afternoon. Can you just remind us – give us some more detail on the upcoming dates that the Brazilian Coke bottlers have for selling their Molson shares and the percent of total stock that this represents? And also maybe give us your sense of what the bottlers' intention is to do with these shares? Thanks.

Daniel O'Neill: The date is March – whatever, the 19th or 18th. March 18th I think is the (tentative) date. I was asked this similar question in a recent overall conference in Quebec by an individual in the room who indicated that he thought that some of these had been done – to my knowledge – I had a meeting with the group. There's a small group that looks after it. I talked to the President of that who used to be our COO in Brazil or CEO I guess actually.

He indicated that there was no – there was no decision at this time on what they were going to do about it. And I also think will the total group – they have it all in a group in a company name that they manage it. Will that totally sell it or not? I don't know. I think everyone sees as a group – I can't speak for the group. So I'll leave it at that.

Timothy Ramsey: And what percent of your stock outstanding does it represent? Do you know?

Brian Burden: It's about seven – it's eight million shares – about 227 million.

Daniel O'Neill: Like 6.3 percent or something off the top of my head. But that's just the number I recall. I'm not doing the math.

Brian Burden: Sounds accurate to me.

Timothy Ramsey: OK, thank you.

Daniel O'Neill: It is accurate. That's the number. OK.

Operator: And Keith Howlett with Desjardins Securities has our next question.

Keith Howlett: Yes, I'd like to get back to Brazil but only literally speaking. My questions are on Canada.

Daniel O'Neill: That's right – to actually go back to Brazil. Come with me any trip if you want to come.

Keith Howlett: OK. I may take you up on that one for sure.

Daniel O'Neill: I better not say that because then everyone on the phone will come with me.

Keith Howlett: I wanted to ask about Canada. I have a few – just a couple questions. That's all I'm allowed here. But, on the ad spending in Canada there was – I guess a short termination on the seven days campaign. And I'm just wondering year over year where your marketing spending is in Canada whether it's up, down, about the same ...

Brian Burden: If you take the broader definition as Dan and I do on marketing spending including (LTOs) and all those other things, marketing spending's up. If you took the narrowed definition of what we see as marketing (sales) it would be slightly down on the half year.

Daniel O'Neill: The big question there – and this is a question that Les and I have talked about a lot is with – you've got to remember two things. One, we didn't have an advertising campaign for the Molson Canadian win when we started the fiscal year. So we didn't have a new campaign even in – we usually start in March. So we didn't have April, May, June. I think that campaign (seven days) broke in the end of June – in middle of June, end of June timeframe.

So we missed, as we refer to it, thematic advertising in the brand. And we put it on the air and we developed it. And we're in the process of developing new advertising actually. So the – spending is down marginally from a total media point of view or TV but not in total when you looked at printed ...

Keith Howlett: Great, thanks. And then just a question on Canadian Light. Can you update us where that is in terms of its distribution? I ran across it just in Burlington recently. So I was wondering if it's in broader ...

Daniel O'Neill: No ...

Keith Howlett: ... distribution or ...

Daniel O'Neill: It's always the – the legal situation that we had several years with Coors allows it to be distributed wherever it was distributed before. OK? And therefore, you could buy it in any Coors retail store but not from a point of view of it being advertised and promoted and distributed to any greater extent than it was before. That's number one. Number two, it's completing its test market in the Ontario segment where it's being tested. The results are positive. And we will wait and see roll out plans for next year.

Keith Howlett: And so, is there a negotiation that has to take place with Coors on this deal?

Daniel O'Neill: What it is, is a simple achievement of a test market numbers.

Keith Howlett: OK. And that'll be concluded – sorry – by the ...

Daniel O'Neill: That would be hopefully – not hopefully, the target is to - the test market and we review the results and the results are reviewed with respect to the fiscal '05. This coming fiscal year.

Keith Howlett: Great. And just I'll slip in one third one. Are there any additional people going to be added to the marketing team? I see that ...

Daniel O'Neill: No.

Keith Howlett: OK.

Danielle Dagenais: It's nearly 3:00 now. So I'll ask the operator to take one last call.

Operator: Thank you very much. Our final question today will come from Jason Whiting with Aim Trimark.

Jason Whiting: Hello. Thank you. Your U.S. volumes are up fairly well in the quarter but revenues were up slightly less than seven percent. So to me it looks like pricing was down in the quarter. I just wondered if that was a conscious strategy for you guys just trying to build Canadian in the market and what your strategy for pricing in the U.S. going forward is.

Daniel O'Neill: Jason the pricing – the pricing on an overall basis was up.

Jason Whiting: OK.

Daniel O'Neill: ... price on a Nielsen number. However, the number of special packs – we had several promotional type items which did give us some extra volume hits. Like we had a tailgate pack, a couple of those types of promotions. And we actually had a 55-pack believe it or not. I don't know who could carry it. But a couple guys carrying it out to a party were obviously able to do it.

So a couple of great promotions like that worked but they reduced the net price. But our overall pricing strategy going forward is to increase our price. We are at a disadvantage to the super premium price products with Corona out there and we want to try to close some of that gap. Although, we're battling it out with a Canadian competitor in the U.S. on price.

Jason Whiting: Great, thank you very much.

Daniel O'Neill: Thank you.

Operator: And that concludes the question and answer portion of our conference today. And I would like to turn it back over to our speakers for any additional or closing remarks.

Danielle Dagenais: Thank you operator. Before we sign off, please mark your calendar on January 28th for Molson's third quarter financial release and conference call. As usual invitations will be issued one week prior. And I thank you for joining us today.

Operator: Thank you. Once again, that does conclude today's conference. We thank everyone for their participation. Have a great day.

END

Gagnon, Carole

From: Gagnon, Carole
Sent: December 11, 2003 10:29
To: 'TSX Reporting DF (Montreal)'; 'TSX Reporting SG (Montreal)'
Subject: Form 1: Change in Outstanding and Reserved Securities - NOVEMBER 2003

Please find attached the above report for Molson's MOL.A and MOL.B shares for the month of November 2003.

Do not hesitate to contact me if you have any questions.

TSE - 03-Nov - MOLA.doc (184 K... TSE - 03-Nov - MOLB.doc (145 K...

Kind regards,

Carole Gagnon
Corporate Administrator
Molson Inc.
Tel.: (514) 590-6338
Fax: (514) 590-6358
Cell.: (514) 973-4883

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**104,729,045**
ADD:	Stock Options Exercised	17,250	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description):	0	
SUBTRACT:	Issuer Bid (Purchase/Cancellation)	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,746,295**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM: ***Optional Stock Dividend and Share Purchase Plan***		
	Opening Reserve for Dividend Reinvestment Plan		**835,621**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**835,621**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***

Stock Options Outstanding — Opening Balance	**5,317,425**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
13-Nov-2003	Michael Skea	12-Nov-2013	$34.50	9,000
			SUBTOTAL	**9,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
21-Nov-2003	Deirdre McGrath	27-Jun-2000	$14.04 CAD	5,000
	Lorna J. Scott-Haas	18-May-2001	$22.50 CAD	500
24-Nov-2003	Paul Brennan	06-Nov-2002	$29.60 CAD	2,500
	Deirdre McGrath	18-May-2001	$22.50 CAD	5,000
	Robert Presseau	07-Sep-1999	$12.52 CAD	2,250
26-Nov-2003	Judy M. Davey	27-Jun-2000	$14.04 CAD	2,000
			SUBTOTAL	**(17,250)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL	**(0)**	**(0)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price		Number
01-Nov-2003	Barry Baim	18-May-2001	30-Apr-2004	$22.50	CAD	3,000
	Barry Baim	10-May-2002	30-Apr-2004	$36.79	CAD	2,625
	Barry Baim	02-May-2003	02-May-2013	$32.31	CAD	3,500
14-Nov-2003	Larry A. Boughton	27-Jun-2000	26-Jun-2010	$14.04	CAD	3,250
	Larry A. Boughton	18-May-2001	17-May-2011	$22.50	CAD	4,000
24-Nov-2003	David Klaassen	18-May-2001	17-May-2011	$22.50	CAD	3,000
	David Klaassen	10-May-2002	24-May-2004	$36.79	CAD	2,250
	David Klaassen	02-May-2003	02-May-2013	$32.31	CAD	3,000
28-Nov-2003	Philippe P. Duval	27-Jun-2000	26-Jun-2010	$14.04	CAD	3,750
	Philippe P. Duval	18-May-2001	17-May-2011	$22.50	CAD	9,000
	Philippe P. Duval	10-May-2002	09-May-2012	$36.79	CAD	7,500
	Philippe P. Duval	02-May-2003	02-May-2013	$32.31	CAD	8,075
				SUBTOTAL		**(52,950)**
Stock Option Outstanding — Closing Balance						**5,256,225**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**7,229,113**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(17,250)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**7,211,863**

All information reported in this Form is for the month of **NOVEMBER, 2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE December 10, 2003

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,443,276**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase	(0)	
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,443,276**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**		
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

		# of Shares	Balance
B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**		
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of NOVEMBER, **2003**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	December 10, 2003